UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Getty Images Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

374275105

(CUSIP Number)

Koch, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn: Raffaele G. Fazio

(316) 828-8310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Koch Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Effective August 1, 2024, pursuant to an internal reorganization, Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”) ceased to own equity interests, directly or indirectly, of Koch Icon Investments, LLC (“Koch Icon”), and Koch, Inc. became the indirect ultimate parent company of both Koch Icon and KII. Accordingly, KII no longer has (or shall be deemed to have) beneficial ownership of any shares of Class A common stock, par value $0.0001 per share (the “Public Shares”), of Getty Images Holdings, Inc. (the “Issuer”) held by Koch Icon.

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1	NAMES OF REPORTING PERSONS Koch Icon Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,733,607 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,733,607 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,733,607 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.76% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents 80,733,607 Public Shares held by Koch Icon.
(2)	Calculated using 408,593,823 Public Shares deemed outstanding as of May 2, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

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1	NAMES OF REPORTING PERSONS Koch, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,733,607 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,733,607 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,733,607 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.76% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents 80,733,607 Public Shares held by Koch Icon. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.’s indirect beneficial ownership of Koch Icon.

(2)	Calculated using 408,593,823 Public Shares deemed outstanding as of May 2, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024 .

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Explanatory Note

This Amendment No. 1 to a Statement on Schedule 13D (this “Schedule 13D Amendment”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Public Shares”), of Getty Images Holdings, Inc., a Delaware corporation (the “Issuer”), and amends and restates the initial statement on Schedule 13D filed by certain of the Reporting Persons identified therein on September 6, 2022 and (as amended and restated by this Amendment, the “Schedule 13D”).

The filing of this Schedule 13D Amendment and the information contained in the Schedule 13D shall not be construed as an admission that any of Koch Equity Development LLC (“Koch Equity”), Koch Investments Group, LLC (“KIG”), Koch Investments Group Holdings, LLC (“KIGH”), Koch Companies, LLC (“KCLLC”), or Koch, Inc. is for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Public Shares of the Issuer. The Issuer’s principal executive offices are located at 605 5th Ave. S. Suite 400, Seattle, WA 98104. The Public Shares are listed on The New York Stock Exchange and trade under the symbol “GETY.”

Item 2.	Identity and Background

This Schedule 13D Amendment is being filed jointly by Koch Icon Investments, LLC (“Koch Icon”), Koch Equity, KIG, KIGH, KCLLC, Koch, Inc., and Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”) (each a “Reporting Person,” and collectively, the “Reporting Persons”).

(1) Koch Icon is a Delaware limited liability company and a subsidiary of Koch Equity. Koch Icon is principally engaged in the business of investing in other companies.

(2) Koch Equity is a Delaware limited liability company and a subsidiary of KIG. Koch Equity is principally engaged in the business of investing in and acquiring other companies.

(3) KIG is a Delaware limited liability company and a subsidiary of KIGH. KIG is principally engaged as a holding company for Koch Equity.

(4) KIGH is a Delaware limited liability company and a subsidiary of KCLLC. KIGH is principally engaged as a holding company for KIG.

(5) KCLLC is a Delaware limited liability company and a subsidiary of Koch, Inc. KCLLC is principally engaged as a holding company for KIGH.

(6) Koch, Inc. is a privately-held Kansas corporation that owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; commodity trading; and investments.

(7) KII is a Kansas limited liability company that is principally engaged as a holding company of certain companies indirectly owned by Koch, Inc.

Koch Icon is beneficially owned by Koch Equity, Koch Equity is beneficially owned by KIG, KIG is beneficially owned by KIGH, KIGH is beneficially owned by KCLLC and KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments.

Koch, Inc., KCLLC, Koch Equity, KIG and KIGH may be deemed to beneficially own the Public Shares held by Koch Icon by virtue of (i) Koch, Inc.’s beneficial ownership of KCLLC, (ii) KCLLC’s beneficial ownership of KIGH, (iii) KIGH’s beneficial ownership of KIG, (iv) KIG’s beneficial ownership of Koch Equity and (v) Koch Equity’s beneficial ownership of Koch Icon.

As a result of an internal reorganization, the filing of this Schedule 13D Amendment represents the final amendment to the Schedule 13D for KII and constitutes an exit filing for KII.

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The filing of this Schedule 13D Amendment shall not be construed as an admission that any of Koch Equity, KIG, KIGH, KCLLC, Koch, Inc. or KII is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D Amendment.

The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220. Set forth on Schedule A is the name and present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The business address for each of the directors, managers and executive officers listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s, manager’s or executive officer’s employment is conducted, is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of, and all of the directors, managers and executive officers listed on Schedule A are citizens of, the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On July 22, 2022 (the “Closing Date”), the Issuer consummated the previously announced business combination pursuant to that certain Business Combination Agreement, dated as of December 9, 2021 (the “Business Combination Agreement”), by and among CC Neuberger Principal Holdings II, a Cayman Island except company (“CCNB”), Vector Holding, LLC, a Delaware limited liability company (“New CCNB”), Vector Domestication Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of New CCNB (“Domestication Merger Sub”), Griffey Global Holdings, Inc., a Delaware corporation (“Griffey Global”), Vector Merger Sub 1, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCNB (“G Merger Sub 1”), Vector Merger Sub 2, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCNB (“G Merger Sub 2”), and Griffey Investors, L.P., a Delaware limited partnership (the “Partnership”), which provided for, among other things, (a) on the business day prior to the Closing Date, the conversion of New CCNB from a Delaware limited liability company to a Delaware corporation (the “Statutory Conversion”), (b) the merger of CCNB with and into Domestication Merger Sub, with Domestication Merger Sub surviving (the “Domestication Merger”) as a direct subsidiary of New CCNB, (c) the merger of G Merger Sub 1 with and into Griffey Global, with Griffey Global surviving as a subsidiary of Domestication Merger Sub and an indirect subsidiary of New CCNB (the “First Getty Merger”), and (d) the merger of Griffey Global with and into G Merger Sub 2, with G Merger Sub 2 surviving as a direct subsidiary of Domestication Merger Sub and an indirect subsidiary of New CCNB (the “Second Getty Merger,” and together with the First Getty Merger, the “Getty Mergers,” which together with the Domestication Merger and the other transactions and ancillary agreements contemplated by the Business Combination Agreement, the “Business Combination”). In connection with the closing of the Business Combination (the “Closing”), New CCNB changed its name from “Vector Holding, LLC” to “Getty Images Holdings, Inc.” As of the Closing, Koch Icon beneficially owned 65,935,749 Public Shares.

The foregoing description of the Business Combination Agreement is not complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is attached to this report as Exhibit 99.1.

Pursuant to the Business Combination Agreement, Koch Icon had the contingent right to receive, for no additional consideration, a pro rata amount of Public Shares of the Issuer in each of three earnout periods, if at any time during the 10 year period following July 22, 2022 the volume weighted average price of a Class A Common Stock was greater than or equal to, for any 20 trading days within any 30 consecutive trading day period (an “earnout period”): $12.50 for the first earnout period (the “First Price Triggering Event”); $15.00 for the second earnout period (the “Second Price Triggering Event”); and $17.50 for the third earnout period (the “Third Price Triggering Event”) as adjusted pursuant to the Business Combination Agreement (the “earnout right”).

The First Price Triggering Event occurred on August 24, 2022, upon which Koch Icon became entitled to receive 4,854,501 Public Shares of the Issuer. Each of the Second Price Triggering Event and the Third Price Triggering Event occurred on August 25, 2022, upon which Koch Icon became entitled to receive an aggregate 9,709,003 Public Shares of the Issuer.

To the extent applicable, the acquisitions of the predecessor securities exchanged for or converted into the Public Shares were funded with the working capital of KII.

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Item 4.	Purpose of Transaction

The responses set forth in Item 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons acquired the Public Shares for investment purposes.

The Reporting Persons review their investment in the Issuer on a continuing basis, and may determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them, through public offerings (including pursuant to a resale registration statement filed by the Issuer) or private transactions, or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. From time to time, the Reporting Persons may engage in discussions with the board of directors of the Issuer and/or members of the Issuer’s management team concerning a broad range of operational and strategic matters, including, without limitation, the Issuer’s business, operations, capital structure, governance, management, and strategy as well as potential financings, business combinations, strategic alternatives, and other matters concerning the Issuer. The Reporting Persons may communicate with other stockholders or third parties regarding the foregoing.

Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D Amendment is incorporated by reference in its entirety into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons (other than KII) hold 80,733,607 Public Shares, representing approximately 19.76% of the outstanding Public Shares. The percentage of the outstanding Public Shares held by the Reporting Persons is calculated using 408,593,823 Public Shares deemed outstanding as May 2, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

(c) – Except as set forth in this Schedule 13D Amendment, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date hereof.

(d) – Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) – Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

The information set forth in Items 2, 3 and 4 hereof are incorporated herein by reference. Certain terms used in Item 6 of this Schedule 13D have the same meaning as set forth in the Issuer’s proxy statement/prospectus statement dated June 30, 2022 (the “Proxy Statement”), and filed by the Issuer with the SEC on July 1, 2022.

Stockholders Agreement

On December 9, 2021, the Sponsor, the equityholders of the Sponsor, certain equityholders of Getty Images and certain other parties thereto entered into the Stockholders Agreement with New CCNB relating to, among other things, the composition of the New CCNB Board following the Closing, certain voting provisions and lock-up restrictions. Pursuant to the Stockholders Agreement, the initial composition of the New CCNB Board following the Closing will be (a) three directors nominated by Getty Investments (together with its successors and any permitted transferees), (b) two directors nominated by Koch Icon (together with its successors and any permitted transferees), (c) one director nominated by CC Capital (together with its successors and any permitted transferees), (d) the chief executive officer of Getty Images, and (e) a number of independent directors sufficient to comply with the requisite independence requirements of the NYSE and the rules and regulations of the SEC. The number of nominees that each of Getty

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Investments (together with its successors and any permitted transferees), Koch Icon (together with its successors and any permitted transferees) and CC Capital (together with its successors and any permitted transferees) will be entitled to nominate pursuant to the Stockholders Agreement is subject to reduction based on the aggregate number of shares of New CCNB Class A Common Stock held by such stockholders, as further described in the Stockholders Agreement.

The foregoing description of the Stockholders Agreement is not complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is attached to this report as Exhibit 99.2.

Registration Rights Agreement

On the Closing Date, New CCNB entered into the Registration Rights Agreement with the Sponsor, the Independent Directors, Getty Investments, Koch Icon and certain equityholders of Getty Images (such persons, the “Holders”). Pursuant to the terms of the Registration Rights Agreement, the Holders will be entitled to certain piggyback registration rights and customary demand registration rights.

The Registration Rights Agreement provides that New CCNB will agree that, as soon as practicable, and in any event within 30 days after the Closing, New CCNB will file with the SEC a shelf registration statement. On August 9, 2022, the Issuer filed a Registration Statement on Form S-1 (Registration No. 333-266686), as amended by Amendment No. 1 to Registration Statement on Form S-1 filed on September 2, 2022, which was declared effective by the Securities and Exchange Commission on September 15, 2022, to register the resale of the Public Shares held by Koch Icon.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached to this report as Exhibit 99.3.

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1*	Business Combination Agreement by and among CC Neuberger Principal holdings II, Griffey Global Holdings, Inc. and the other parties thereto, dated as of December 9, 2021 (incorporated by reference to Exhibit 2.1 to Vector Holding, LLC’s Registration Statement on Form S-4, filed with the SEC on June 29, 2022).

99.2*	Stockholders Agreement by and among Vector Holding, LLC, CC Neuberger Principal Holdings II Sponsor LLC, the equityholders of CC Neuberger Principal Holdings II Sponsor LLC, certain equityholders of Griffey Global Holdings, Inc. and certain other parties thereto, dated as of December 9, 2021 (incorporated by reference to Exhibit 10.7 of Vector Holding, LLC’s Registration Statement on Form S-4, filed with the SEC on June 29, 2022).

99.3*	Registration Rights Agreement, by and among Getty Images Holdings, Inc., CC Neuberger Principal Holdings II, the Independent Directors (as defined therein), Getty Investments L.L.C., Koch Icon Investments, LLC and certain equity holders of Getty Images, dated as of the Closing Date (incorporated by reference to Exhibit 10.8 of Getty Images Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on July 28, 2022).

99.4	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

*	Previously filed.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2024

Koch Icon Investments, LLC

By:	/s/ Adam Schaeffer
Name:	Adam Schaeffer
Title:	Secretary

Koch Equity Development LLC

By:	/s/ Adam Schaeffer
Name:	Adam Schaeffer
Title:	Secretary

Koch Investments Group, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Investments Group Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Companies, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Koch, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Koch Industries, LLC

By:	/s/ Michael F. Zundel
Name:	Michael F. Zundel
Title:	Assistant Secretary

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Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Koch Icon Investments, LLC

Name	Position
Watson, Brett	President and Manager
Harris, Michael C.	Vice President and Manager
Schaeffer, Adam	Secretary and Manager
Strickler, Stephanie	Treasurer

Managers and Executive Officers of Koch Equity Development LLC

Name	Position
Watson, Brett	President and Manager
Harris, Michael C.	Vice President
Ressel, Blake Gregory	Vice President
Streich, Anthony	Vice President
Hewitt, Matthew	Vice President
Greco, Francis	Vice President
Healy, Justin	Vice President
Scribbins, Joseph	Vice President
Schaeffer, Adam	Secretary
Goering, Ross A.	Treasurer
Schaeffer, Adam	General Counsel
Dinkel, Richard K.	Manager
Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
May, David J.	President and Manager
Watson, Brett	Vice President
Francis, Jake	Vice President
Knight, Byron	Vice President
Russell, Timothy	Chief Financial Officer and Treasurer
Fazio, Raffaele	Secretary
Dinkel, Richard K.	Manager
Hannan, James B.	Manager

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Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Hannan, James B.	President and Manager
May, David J.	Vice President and Manager
Russell, Timothy	Chief Financial Officer and Treasurer
Fazio, Raffaele	Secretary
Dinkel, Richard K.	Manager

Managers and Executive Officers of Koch Companies, LLC

Name	Position
Robertson, David L.	Chief Executive Officer and Manager
Hannan, James B.	President and Chief Operating Officer and Manager
Razook, Bradley J.	Executive Vice President and Manager
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Manager
Geoffroy, Raymond F. III	General Counsel and Secretary
Goering, Ross A.	Treasurer
Fazio, Raffaele G.	Assistant Secretary
Fitzsimmons, Adam	Assistant Secretary

Directors and Executive Officers of Koch, Inc.

Name	Position
Koch, Charles G.	Chairman of the Board and Co-Chief Executive Officer and Director
Robertson, David L.	Vice Chairman of the Board and Co-Chief Executive Officer
Hannan, James B.	President and Chief Operating Officer and Director
Razook, Bradley J.	Executive Vice President & Chief Executive Officer - Resources
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Director
Koch, C. Chase	Executive Vice President - Origination and Partnerships and Director
Geoffroy, Raymond F. III	Senior Vice President - General Counsel and Secretary
Luetters, Mark E.	Senior Vice President - Ag, Energy and Trading
Ellender, Philip G.	Vice President - Government and Public Affairs
Dotson, David C.	Vice President - Engineered Solutions
May, David J.	Vice President - Investment Management
Bushman, Randall A.	Vice President - Pension and Investments
Chennault-Reid, Cara	Vice President - Human Resources
Corrigan, Sheryl	Vice President - Environmental, Health and Safety
Palmer, Kristi	Controller
Cooley, Jenny	Assistant Secretary
Fazio, Raffaele G.	Assistant Secretary
Fitzsimmons, Adam	Assistant Secretary
Flesher, Gregory W.	Director
Koch, Julia F.	Director
Marshall, Elaine T.	Director

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Managers and Executive Officers of Koch Industries, LLC

Name	Position
Razook, Bradley J.	Chairman and Manager
Ramsey, Jeffrey P.	President and Manager
Geoffroy, Raymond F. III	Secretary
Cooley, Jenny	Assistant Secretary
Zundel, Michael F.	Assistant Secretary